Exhibit 99.4

FORM 51-101F4

NOTICE OF

FILING OF 51-101F1 INFORMATION

On April 1, 2013, Dejour Energy Inc. (the “Corporation”) filed its reports under section 2.1 of NI 51-101, which can be found in the Corporation’s annual information form under the Corporation’s profile on SEDAR at www.sedar.com.